This is Amendment No. 7 to Schedule 13D originally filed on May 11, 1992. This Amendment includes a restatement of entire text of Schedule 13D as amended as required by Regulation S-T Subpart 232.101.


                 SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549

                            SCHEDULE 13D

              UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. 7)*

                                AMERCO
- --------------------------------------------------------------------
                           (NAME OF ISSUER)

              Common Stock, $0.25 par value per share
- --------------------------------------------------------------------
                   (TITLE OF CLASS OF SECURITIES)

                               02359100
- --------------------------------------------------------------------
                           (CUSIP NUMBER)

                      Gary V. Klinefelter, Esq.
                      2727 North Central Avenue
                      Phoenix, Arizona  85021
                      (602) 263-6671
- --------------------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
          AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                            August 24, 1994
- --------------------------------------------------------------------
       (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement
[ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

- -----------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (The Exhibit Index is located on Page 22)

                   AMENDMENT NO. 7 TO SCHEDULE 13D
                       PURSUANT TO RULE 13d-2
                               OF THE
                    GENERAL RULES AND REGULATIONS
                              UNDER THE
             SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

         A group consisting of EJOS, Inc., an Arizona corporation ("EJOS"); Edward J. Shoen; M.V.S., Inc., a Nevada corporation ("M.V.S."); Mark V. Shoen; Japal, Inc., a Nevada corporation ("Japal"); James P. Shoen; Pafran, Inc., a Nevada corporation ("Pafran"); Paul F. Shoen; Sophmar, Inc., a Nevada corporation ("Sophmar"); Sophia M. Shoen; and The AMERCO Employee Savings and Profit Sharing and Employee Stock Ownership Trust ("The ESOP Trust") filed a Schedule 13D with the Securities and Exchange Commission (the "Commission") on May 21, 1992 (the "Original Schedule 13D"). The Original Schedule 13D was amended by Amendment No. 1 filed with the Commission on August 21, 1992, by Amendment No. 2 filed with the Commission on April 19, 1993, Amendment No. 3 filed with the Commission on June 12, 1993, Amendment No. 4 filed with the Commission on September 17, 1993, and Amendment No. 5 filed with the Commission on April 25, 1994, and Amendment No. 6 filed with the Commission on May 31, 1994. This Amendment No. 7, pursuant to Rule 13d-2 under the Securities Exchange Act of 1934 (the "1934 Act"), amends and restates in the entirety the cover pages and statements under Items 1-7 of the Original Schedule 13D, as amended by Amendments Nos. 1, 2, 3, 4, 5, and 6.

COVER PAGES.
- -----------

         As a result of the Series A Share Exchange (described in
Item 4 below), Edward J. Shoen now owns 3,483,681 shares of the Company's Series A Common Stock, $0.25 par value (the "Series A Stock") and no longer owns any shares of the Company's Common Stock, $0.25 par value (the "Common Stock").

         Additionally, as a result of the Sales to the ESOP Trust (described in Item 4 below), Sophia M. Shoen and Paul F. Shoen now own 2,213,472 and 3,419,690 shares, respectively, of the Common Stock, and 1,086,941 shares of the Common Stock are allocated and 1,907,714 shares of the Common Stock are unallocated in the ESOP Trust.

         Accordingly, the cover pages are hereby amended in their entirety, to reflect (i) the Series A Share Exchange and (ii) the Sales to the ESOP Trust, as follows:

CUSIP No. 02359100

                                 13D


1.        NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          Edward J. Shoen
- ---------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a) [X]
                                                       (b) [ ]

- ---------------------------------------------------------------------
3.        SEC USE ONLY

- ---------------------------------------------------------------------
4.        SOURCE OF FUNDS

          00
- ---------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

- ---------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Arizona, United States
- ---------------------------------------------------------------------

               ------------------------------------------------------
 NUMBER OF     7.   SOLE VOTING POWER
  SHARES
BENEFICIALLY
               ------------------------------------------------------
  OWNED        8.   SHARED VOTING POWER
    BY
   EACH             18,388,754
               ------------------------------------------------------
 REPORTING     9.   SOLE DISPOSITIVE POWER
   PERSON
   WITH
               ------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    18,388,754
- ---------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

                    18,388,754
- ---------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                   [ ]

- ---------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    47.56
- ---------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          IN
- ---------------------------------------------------------------------

CUSIP No. 02359100

                                 13D


- ---------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          Mark V. Shoen
- ---------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a) [X]
                                                       (b) [ ]

- ---------------------------------------------------------------------
3.        SEC USE ONLY

- ---------------------------------------------------------------------
4.        SOURCE OF FUNDS

          00
- ---------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

- ---------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Arizona, United States
- ---------------------------------------------------------------------

               ------------------------------------------------------
  NUMBER OF    7.   SOLE VOTING POWER
   SHARES
BENEFICIALLY
               ------------------------------------------------------
   OWNED       8.   SHARED VOTING POWER
     BY
    EACH            18,388,754
               ------------------------------------------------------
 REPORTING     9.   SOLE DISPOSITIVE POWER
   PERSON
   WITH
               ------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    18,388,754
- ---------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

                    18,388,754
- ---------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                   [ ]

- ---------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    47.56
- ---------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          IN
- ---------------------------------------------------------------------

CUSIP No. 02359100

                                 13D


- ---------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          James P. Shoen
- ---------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a) [X]
                                                       (b) [ ]

- ---------------------------------------------------------------------
3.        SEC USE ONLY

- ---------------------------------------------------------------------
4.        SOURCE OF FUNDS

          00
- ---------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

- ---------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Arizona, United States
- ---------------------------------------------------------------------

               ------------------------------------------------------
 NUMBER OF     7.   SOLE VOTING POWER
  SHARES
BENEFICIALLY
               ------------------------------------------------------
  OWNED        8.   SHARES VOTING POWER
    BY
   EACH             18,388,754
               ------------------------------------------------------
 REPORTING     9.   SOLE DISPOSITIVE POWER
   PERSON
   WITH
               ------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    18,388,754
- ---------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

                    18,388,754
- ---------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                   [ ]

- ---------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    47.56
- ---------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          IN
- ---------------------------------------------------------------------

CUSIP No. 02359100

                                 13D


- ---------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          Paul F. Shoen
- ---------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a) [X]
                                                       (b) [ ]

- ---------------------------------------------------------------------
3.        SEC USE ONLY

- ---------------------------------------------------------------------
4.        SOURCE OF FUNDS

          00
- ---------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

- ---------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Arizona, United States
- ---------------------------------------------------------------------

               ------------------------------------------------------
 NUMBER OF     7.   SOLE VOTING POWER
  SHARES
BENEFICIALLY
               ------------------------------------------------------
  OWNED        8.   SHARES VOTING POWER
    BY
   EACH             18,388,754
               ------------------------------------------------------
 REPORTING     9.   SOLE DISPOSITIVE POWER
   PERSON
   WITH
               ------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    18,388,754
- ---------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

                    18,388,754
- ---------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                   [ ]

- ---------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    47.56
- ---------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          IN
- ---------------------------------------------------------------------

CUSIP No. 02359100

                                 13D


- ---------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Sophia M. Shoen
- ---------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a) [X]
                                                       (b) [ ]

- ---------------------------------------------------------------------
3.        SEC USE ONLY

- ---------------------------------------------------------------------
4.        SOURCE OF FUNDS

          00
- ---------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

- ---------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Arizona, United States
- ---------------------------------------------------------------------

               ------------------------------------------------------
 NUMBER OF     7.   SOLE VOTING POWER
  SHARES
BENEFICIALLY
               ------------------------------------------------------
  OWNED        8.   SHARED VOTING POWER
    BY
   EACH             18,388,754
               ------------------------------------------------------
 REPORTING     9.   SOLE DISPOSITIVE POWER
   PERSON
   WITH
               ------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    18,388,754
- ---------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

                    18,388,754
- ---------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                   [ ]

- ---------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    47.56
- ---------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          IN
- ---------------------------------------------------------------------

CUSIP No. 02359100

                                 13D


- ---------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Irrevocable Trust dated December 20, 1982 between Edward J. Shoen, as grantor, and Oxford Life Insurance Company, as trustee
- ---------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a) [X]
                                                       (b) [ ]

- ---------------------------------------------------------------------
3.        SEC USE ONLY

- ---------------------------------------------------------------------
4.        SOURCE OF FUNDS

          00
- ---------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

- ---------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Arizona, United States
- --------------------------------------------------------------------

               ------------------------------------------------------
 NUMBER OF     7.   SOLE VOTING POWER
  SHARES
BENEFICIALLY
               ------------------------------------------------------
  OWNED        8.   SHARED VOTING POWER
    BY
   EACH             18,388,754
               ------------------------------------------------------
 REPORTING     9.   SOLE DISPOSITIVE POWER
   PERSON
   WITH
               ------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    18,388,754
- ---------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

                    18,388,754
- ---------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                   [ ]

- ---------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    47.56
- ---------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          00
- ---------------------------------------------------------------------

CUSIP No. 02359100

                                 13D


- ---------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Irrevocable Trust dated December 10, 1982 between Mark V. Shoen, as grantor, and Oxford Life Insurance Company, as trustee
- ---------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a) [X]
                                                       (b) [ ]

- ---------------------------------------------------------------------
3.        SEC USE ONLY

- ---------------------------------------------------------------------
4.        SOURCE OF FUNDS

          00
- ---------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

- ---------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Arizona, United States
- ---------------------------------------------------------------------

               ------------------------------------------------------
 NUMBER OF     7.   SOLE VOTING POWER
  SHARES
BENEFICIALLY
               ------------------------------------------------------
 OWNED         8.   SHARED VOTING POWER
    BY
   EACH             18,388,754
               ------------------------------------------------------
 REPORTING     9.   SOLE DISPOSITIVE POWER
   PERSON
   WITH
               ------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    18,388,754
- ---------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

                    18,388,754
- ---------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                   [ ]

- ---------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    47.56
- ---------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          00
- ---------------------------------------------------------------------

CUSIP No. 02359100

                                 13D


- ---------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Irrevocable Trust dated December 20, 1982 between James P. Shoen, as grantor, and Oxford Life Insurance Company, as trustee
- ---------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a) [X]
                                                       (b) [ ]

- ---------------------------------------------------------------------
3.        SEC USE ONLY

- ---------------------------------------------------------------------
4.        SOURCE OF FUNDS

          00
- ---------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

- ---------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Arizona, United States
- ---------------------------------------------------------------------

               ------------------------------------------------------
 NUMBER OF     7.   SOLE VOTING POWER
  SHARES
BENEFICIALLY
               ------------------------------------------------------
 OWNED         8.   SHARED VOTING POWER
    BY
   EACH             18,388,754
               ------------------------------------------------------
 REPORTING     9.   SOLE DISPOSITIVE POWER
   PERSON
   WITH
               ------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    18,388,754
- ---------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

                    18,388,754
- ---------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                   [ ]

- ---------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    47.56
- ---------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          00
- ---------------------------------------------------------------------

CUSIP No. 02359100

                                 13D


- ---------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Irrevocable Trust dated December 20, 1982 between
          Paul F. Shoen, as grantor, and Oxford Life Insurance
          Company, as trustee
- ---------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a) [X]
                                                       (b) [ ]

- ---------------------------------------------------------------------
3.        SEC USE ONLY

- ---------------------------------------------------------------------
4.        SOURCE OF FUNDS

          00
- ---------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

- ---------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Arizona, United States
- ---------------------------------------------------------------------

               ------------------------------------------------------
 NUMBER OF     7.   SOLE VOTING POWER
  SHARES
BENEFICIALLY
               ------------------------------------------------------
  OWNED        8.   SHARED VOTING POWER
    BY
   EACH             18,388,754
               ------------------------------------------------------
 REPORTING     9.   SOLE DISPOSITIVE POWER
   PERSON
   WITH
               ------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    18,388,754
- ---------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

                    18,388,754
- ---------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                   [ ]

- ---------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    47.56
- ---------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          00
- ---------------------------------------------------------------------

CUSIP No. 02359100

                                 13D


- ---------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Irrevocable Trust dated December 10, 1982 between
          Sophia M. Shoen, as grantor, and Oxford Life Insurance
          Company, as trustee
- ---------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a) [X]
                                                       (b) [ ]

- ---------------------------------------------------------------------
3.        SEC USE ONLY

- ---------------------------------------------------------------------
4.        SOURCE OF FUNDS

          00
- ---------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

- ---------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Arizona, United States
- ---------------------------------------------------------------------

               ------------------------------------------------------
 NUMBER OF     7.   SOLE VOTING POWER
  SHARES
BENEFICIALLY
               ------------------------------------------------------
  OWNED        8.   SHARED VOTING POWER
    BY
   EACH             18,388,754
               ------------------------------------------------------
 REPORTING     9.   SOLE DISPOSITIVE POWER
   PERSON
   WITH
               ------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    18,388,754
- ---------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

                    18,388,754
- ---------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                   [ ]

- ---------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    47.56
- ---------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          00
- ---------------------------------------------------------------------

CUSIP No. 02359100

                                 13D


- ---------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

The AMERCO Employee Savings and Profit Sharing and Employee Stock
Ownership Trust
- ---------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a) [X]
                                                       (b) [ ]

- ---------------------------------------------------------------------
3.        SEC USE ONLY

- ---------------------------------------------------------------------
4.        SOURCE OF FUNDS

          00
- ---------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

- ---------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Arizona, United States
- ---------------------------------------------------------------------

               ------------------------------------------------------
 NUMBER OF     7.   SOLE VOTING POWER
  SHARES
BENEFICIALLY
               ------------------------------------------------------
  OWNED        8.   SHARED VOTING POWER
    BY
   EACH             18,388,754
               ------------------------------------------------------
 REPORTING     9.   SOLE DISPOSITIVE POWER
   PERSON
   WITH
               ------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    18,388,754
- ---------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

                    18,388,754
- ---------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                   [ ]

- ---------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    47.56
- ---------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          00
- ---------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.
          -------------------

     The information set forth in Item 1 is revised in its entirety to read as follows:

     The title of the class of equity securities to which this Statement relates is: AMERCO common stock, which currently consists of the Common Stock and the Series A Stock. The name of the issuer of the Common Stock and Series A Stock is AMERCO. The address of the principal executive offices of AMERCO is:

                         AMERCO
                         1325 Airmotive Way
                         Suite 100
                         Reno, Nevada 89502-3239

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

     The information set forth in Item 2 is revised in its entirety to read as follows:

     This Statement is being filed on behalf of a "group," as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "1934 Act").

     The group presently consists of Edward J. Shoen; Mark V. Shoen; James P. Shoen; Paul F. Shoen; Sophia M. Shoen; an Irrevocable Trust, dated December 20, 1982, between Edward J. Shoen and Oxford Life Insurance Company, as Trustee (the "E Trust"); an Irrevocable Trust, dated December 20, 1982, between Mark V. Shoen and Oxford Life Insurance Company, as Trustee (the "M Trust"); an Irrevocable Trust, dated December 20, 1982, between James P. Shoen and Oxford Life Insurance Company, as Trustee (the "J Trust"); an Irrevocable Trust, dated December 20, 1982, between Paul F. Shoen and Oxford Life Insurance Company, as Trustee (the "P Trust"); an Irrevocable Trust, dated December 20, 1982, between Sophia M. Shoen and Oxford Life Insurance Company, as Trustee (the "S Trust"); and The ESOP Trust.


              Edward J. Shoen
              Business Address:         2727 N. Central Ave.
                                        Phoenix, AZ 85004
              Principal Occupations:    Chairman of the Board and
                                        President of AMERCO

              Mark V. Shoen
              Business Address:         2727 N. Central Ave.
                                        Phoenix, AZ 85004
              Principal Occupations:    Director

              James P. Shoen
              Business Address:         1325 Airmotive Way
                                        Suite 100
                                        Reno, NV 89502
              Principal Occupations:    Director and Vice President

              Paul F. Shoen
              Business Address:         P.O. Box 524
                                        Glenbrook, NV 89413
              Principal Occupations:    Management Consultant

              Sophia M. Shoen
              Business Address:         5104 N. 32nd Street
                                        Phoenix, AZ 85018
              Principal Occupations:    President and Chairman of the
                                        Board of Global Objectives,
                                        Inc.

              Irrevocably Trust
              between Edward J. Shoen
              and Oxford Life Insurance
              Company, as Trustee
              State of Organization:        Arizona
              Principal Business:           Holding and
                                            managing the trust estate
                                            assets, including Shares
                                            of Common Stock
              Address of Principal Office:  2721 N. Central Ave.
                                            Phoenix, AZ 85004

              Irrevocable Trust
              between Mark V. Shoen
              and Oxford Life Insurance
              Company, as Trustee
              Address of Principal Office:  2721 N. Central Ave.
                                            Phoenix, AZ 85004

              Irrevocable Trust
              between James P. Shoen
              and Oxford Life Insurance
              Company, as Trustee
              Address of Principal Office:  2721 N. Central Ave.
                                            Phoenix, AZ 85004

              Irrevocable Trust
              between Paul F. Shoen
              and Oxford Life Insurance
              Company, as Trustee
              Address of Principal Office:  2721 N. Central Ave.
                                            Phoenix, AZ 85004

              Irrevocable Trust
              between Sophia M. Shoen
              and Oxford Life Insurance
              Company, as Trustee
              Address of Principal Office:  2721 N. Central Ave.
                                            Phoenix, AZ 85004

              The ESOP Trust
              Address of Principal Office:  2727 N. Central Ave.
                                            Phoenix, AZ 85004
              Principal Business:           Employee Benefit Trust

         During the last five years none of the above persons (including those persons that comprise the "ESOP Trustee") has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or fining any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

         The information set forth in Item 3 is supplemented to read as follows:

         The shares of Common Stock beneficially owned by Edward J. Shoen, Mark V. Shoen, James P. Shoen, Paul F. Shoen, and Sophia M. Shoen were acquired individually pursuant to gifts made to such persons and/or pursuant to distributors from family trust. The shares of Common Stock held by the Irrevocable Trusts were acquired by a series of reorganizations and share exchanges as described in Amendments Nos. 1, 2, 4, and 6. The shares of Common Stock held in the ESOP Trust were acquired in accordance with the provisions of the AMERCO Employee Savings, Profit Sharing, and Employee Stock Ownership Plan and as a result of the Sales to the ESOP Trust (described in Item 4 below).

         The shares of Series A Stock beneficially owned by Edward J. Shoen, Mark V. Shoen, and James P. Shoen were acquired as a result of the Series A Share Exchanges described in Amendment No. 5 and Item 4 below.

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

         The information set forth in Item 4 is supplemented to read as follows:

         On August 24, 1994, the Company entered into an Exchange Agreement with Edward J. Shoen. On February 4, 1994, the Company filed a Certificate of Designation, Preference, and Rights of Series A Common Stock with the Secretary of State of Nevada designating 10,000,000 shares of the Company's Serial Common Stock as Series A Common Stock. In exchange for 3,483,681 shares of Common Stock owned by Edward J. Shoen, the Company issued 3,483,681 shares of Series A Stock to Edward J. Shoen. The Common Stock is substantially similar to the Series A Stock. The transactions described in this paragraph are referred to as the "Common Stock Share Exchange."

         Pursuant to a Share Repurchase and Registration Rights Agreement dated as of May 1, 1992, Sophia M. Shoen sold 88,235 shares of Common Stock to the ESOP Trust on June 30, 1994, and now owns 2,213,472 shares of the Common Stock. In addition, pursuant to a Share Repurchase and Registration Rights Agreement dated as of March 1, 1992, Paul F. Shoen sold 58,823 shares of Common Stock to the ESOP Trust on June 30, 1994 and now owns 3,419,690 shares of the Common Stock. These transactions described in this paragraph are collectively referred to as the "Sales to the ESOP Trust." As a result of the sales to the ESOP Trust, the ESOP Trust holds 2,994,635 shares of Common Stock, of which 1,086,941 are allocated to participants of the ESOP Trust and 1,907,714 remain unallocated.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

         The information set forth in Item 5 is revised in its entirety to read as follows:

Edward J. Shoen, the E Trust, Mark V. Shoen, the M Trust, the J
- ----------------------------------------------------------------
Trust, James P. Shoen, Paul F. Shoen, the P Trust, the S Trust,
- ----------------------------------------------------------------
Sophia M. Shoen, the ESOP Trust, and the ESOP Trustee, as a group
- -----------------------------------------------------------------

           (i)     Aggregate number of shares:      18,388,754
          (ii)     Percentage of class:                  47.56*
         (iii)     Sole voting power:
          (iv)     Shared voting power:             18,388,754
           (v)     Sole dispositive power:
          (vi)     Shared dispositive power:        18,388,754

Edward J. Shoen (without regard to the Stockholder Agreement)
- -------------------------------------------------------------

           (i)     Aggregate number of shares:       3,483,681
          (ii)     Percentage of class:                   8.85


The E Trust (without regard to the Stockholder Agreement)
- ---------------------------------------------------------

           (i)     Aggregate number of shares:         559,443
          (ii)     Percentage of class:                   1.45


Mark V. Shoen (without regard to the Stockholder Agreement)
- -----------------------------------------------------------

           (i)     Aggregate number of shares:       3,475,520
          (ii)     Percentage of class:                   8.99

The M Trust (without regard to the Stockholder Agreement)
- ---------------------------------------------------------

           (i)     Aggregate number of shares:         527,604
          (ii)     Percentage of class:                   1.36

The J Trust (without regard to the Stockholder Agreement)
- ---------------------------------------------------------

           (i)     Aggregate number of shares:         337,426
          (ii)     Percentage of class:                   0.87

James P. Shoen (without regard to the Stockholder Agreement)
- ------------------------------------------------------------

           (i)     Aggregate number of shares:       2,278,814
          (ii)     Percentage of class:                   5.89

The P Trust (without regard to the Stockholder Agreement)
- ---------------------------------------------------------

           (i)     Aggregate number of shares:          71,976
          (ii)     Percentage of class:                   0.19

* Based on 38,664,063 outstanding shares which include shares of the
- ---------------------------------------------------------------------
Common Stock and 9,238,015 shares of the Series A Stock.
- --------------------------------------------------------

Paul F. Shoen (without regard to the Stockholder Agreement)
- -----------------------------------------------------------

           (i)     Aggregate number of shares:       3,478,513
          (ii)     Percentage of class:                   9.00

The S Trust (without regard to the Stockholder Agreement)
- ---------------------------------------------------------

           (i)     Aggregate number of shares:         108,891
          (ii)     Percentage of class:                   0.28

Sophia M. Shoen (without regard to the Stockholder Agreement)
- -------------------------------------------------------------

           (i)     Aggregate number of shares:       2,301,707
          (ii)     Percentage of class:                   5.95

The ESOP Trust (without regard to the Stockholder Agreement)
- ------------------------------------------------------------

           (i)     Aggregate number of shares:       1,086,941<F1>
          (ii)     Percentage of class:                   2.81

The ESOP Trustee (without regard to the Stockholder Agreement)
- --------------------------------------------------------------

           (i)     Aggregate number of shares:       1,086,941<F1>
          (ii)     Percentage of class:                   2.81

         Except as described in Item 4 hereof, no persons effected any transactions in Common Stock during the past sixty days.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS
         ----------------------------------------------------------
         WITH RESPECT TO SECURITIES OF THE ISSUER.
         -----------------------------------------

         Following the Series A Share Exchange, Edward J. Shoen appointed James P. Shoen as proxy to vote his shares in accordance with the Amended and Restated Stockholder Agreement dated as of May 1, 1992, among EJOS, Inc., Edward J. Shoen, M.V.S., Inc., Mark V. Shoen, Japal, Inc., James P. Shoen, Pafran, Inc., Paul F. Shoen, Sophmar, Inc., Sophia M. Shoen, and Edward J. Shoen, Gary B. Horton and Donald W. Murney, as Trustees of the ESOP Trust (the "Stockholder Agreement").

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

         Attached to this Amendment No. 7 as exhibits are the following:

         Statement Pursuant to Rule 13d-1(f), the Exchange Agreement with Edward J. Shoen, the Exchange Agreement with Mark V.
 ----------------------
         <F1>These shares include shares allocated to the accounts of
Edward J. Shoen (2082.40 shares), Mark V. Shoen (1807.80 shares), James P. Shoen (1776.73 shares), Paul F. Shoen (779.33 shares), and Sophia M. Shoen (196.87 shares) pursuant to the Plan of which the ESOP Trust is a part. These shares are not included in the number of shares beneficially owned by Edward J. Shoen, Mark V. Shoen, James P. Shoen, Paul F. Shoen, and Sophia M. Shoen as disclosed in this Item 5.

         Shoen dated as of February 1, 1994, the Exchange Agreement with James P. Shoen dated as of February 1, 1994, and the Stockholder Agreement.

                              SIGNATURE
                              ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 7 to Schedule 13D is true, complete, and correct.


                                       THE AMERCO EMPLOYEE SAVINGS,
                                        PROFIT SHARING AND EMPLOYEE
                                        STOCK OWNERSHIP TRUST


/s/ Edward J. Shoen                    By: /s/ Edward J. Shoen
- -------------------                        --------------------
EDWARD J. SHOEN,                           EDWARD J. SHOEN,
Date:  September 7, 1994                   Trustee
                                           Date:  September 7, 1994



/s/ Mark V. Shoen                      By: /s/ Gary B. Horton
- -----------------                          -------------------
MARK V. SHOEN                              GARY B. HORTON,
Date:  September 7, 1994                   Trustee
                                           Date:  September 7, 1994



                                       By: /s/ Donald W. Murney
- -------------------                        --------------------
SOPHIA M. SHOEN                            DONALD W. MURNEY,
Date:  ___________, 1994                   Trustee
                                           Date:  September 7, 1994



/s/ James P. Shoen
- ------------------
JAMES P. SHOEN
Date:  September 7, 1994





- -----------------
PAUL F. SHOEN
Date:  ___________, 1994

OXFORD LIFE INSURANCE                  OXFORD LIFE INSURANCE
COMPANY, Trustee under that            COMPANY, Trustee under that
certain Irrevocable Trust              certain Irrevocable Trust
dated December 20, 1982                dated December 20, 1982
(James P. Shoen, grantor)              (Mark V. Shoen, grantor)



By: /s/ Mark A. Haydukovich            By: /s/ Mark A. Haydukovich
    --------------------------             --------------------------
  Its Vice President                       Its Vice President
 Date:  September 7, 1994              Date:  September 7, 1994



OXFORD LIFE INSURANCE                  OXFORD LIFE INSURANCE
COMPANY, Trustee under that            COMPANY, Trustee under that
certain Irrevocable Trust              certain Irrevocable Trust
dated December 20, 1982                dated December 20, 1982
(Paul F. Shoen, grantor)               (Sophia M. Shoen, grantor)



By: /s/ Mark A. Haydukovich            By: /s/ Mark A. Haydukovich
    --------------------------             --------------------------
    Its Vice President                    Its Vice President
Date:  September 7, 1994               Date:  September 7, 1994



OXFORD LIFE INSURANCE
COMPANY, Trustee under that
certain Irrevocable Trust
dated December 20, 1982
(Edward J. Shoen, grantor)



By: /s/ Mark A. Haydukovich
    --------------------------
    Its Vice President
Date:  September 7, 1994

                            EXHIBIT INDEX
                            -------------



Exhibit  Description                              Sequential Page No.
- ---------------------------------------------------------------------


  1      Statement Pursuant to Rule 13d-1(f) . . . . . . . . . . . 23

  2      Exchange Agreement with Edward J. Shoen . . . . . . . . . 25

  3      Exchange Agreement with Mark V. Shoen . . . . . . . . . . 30

  4      Exchange Agreement with James P. Shoen. . . . . . . . . . 35

  5      Stockholder Agreement . . . . . . . . . . . . . . . . . . 40